Exhibit 99.14

Rio Tinto Limited AGM – Address by the chief executive

J-S Jacques, chief executive
Rio Tinto Limited AGM, Perth

9 May 2019

**Check against delivery**

Thank you, Simon, and good morning to everyone here with us today.

I would also like to pay my respects to the owners of the land on which we meet today, the Whadjuk people of the Noongar nation, and to the future generations of Indigenous leaders around Australia.

In addition, I would also like to note the sad passing of Sir Arvi Parbo. He was an Australian pioneer. In so many ways, his story mirrors the story of mining in Australia - a testament to the power of hard work and creativity. We wish his family and friends well at this difficult time.

I am absolutely delighted to share that 2018 was another very successful year, for Rio Tinto and our shareholders.

It was a year our 48,000 employees moved our strategy forward:

•	A year we delivered strong financial results

•	A year we created innovative new partnerships and renewed our sustainability approach

•	A year we invested in our business and our people, and progressed high-value growth.

And, most importantly, it was a year we created significant value delivering US$13.5 billion in returns to our shareholders. The biggest in Rio Tinto’s history.

But, we are not complacent.

Our future is bright, our purpose is clear - we produce the materials that are needed to help the world develop. And we have a great team of committed employees striving to do their best every day, every shift.

Starting with safety. Sadly, we did not meet our own expectations on safety in 2018. We remember Francis, Muzi and Daniel – our colleagues who went to work last year, but did not return home. This is an absolute tragedy for their families and friends. Their loss is also our loss. And is deeply felt by everyone in the Rio Tinto family.

Although we have improved in some key areas, such as process safety, we must do better. Nothing is more important and we are working on it, every shift and every day.

As an industry, we must also reflect on the tragic loss of life at Minas Gerais in Brazil, early this year. Our thoughts remain with the many who lost their lives or are still missing, and their families and communities.

The industry must act and Rio Tinto will play its part in the global tailings management review.

The International Council on Mining and Metals will work with external experts and a broader set of stakeholders to agree a path forward. Any solutions must be technically sound and drive positive and sustainable change.

At Rio Tinto, we continue to review all of our controls and systems to make sure they are as strong as they can be. And we will continue, every day, to actively manage our tailings risks through our governance framework which includes external assurance.

Importantly, we have published our Tailings Standard and Procedure online, as well as information on each of our tailings facilities across our business.

Turning to our 2018 performance, in summary, we generated US$18.1 billion of underlying EBITDA, with a strong margin of 42 per cent and we delivered cash of US$11.8 billion from our operations.

We achieved US$8.6 billion pre tax in asset sales with exits from coal and Grasberg and we also invested US$5.4 billion in our world-class portfolio which generated ROCE of 19 per cent.

Across our business, we improved our ability to drive greater productivity, and efficiency.

In 2018, for the first time, our driverless trains – up to 2.4 kilometres long – delivered iron ore from our mines in the Pilbara, to our port in Cape Lambert. Today, these trains, the world’s largest robots, have now safely travelled more than 3 million kilometres in driverless mode since they were deployed last year.

We are confident that we have laid strong foundations that will accelerate our productivity drive in 2019 and beyond. And we are on track to deliver US$1.5 billion per year in additional free cash flow from 2021.

In 2018 we also progressed exciting growth projects in iron ore, in copper and in bauxite, many of which are here in Australia. Amrun, in Queensland and Koodaideri here in Western Australia – our most technologically advanced mine – are just two examples.

Winu, our discovery of copper in this State, also looks promising.

We are also progressing other growth options. For example at our Resolution copper mine in Arizona, we are spending US$368 million on infrastructure as we progress the permitting process. We are on track to complete the environmental impact study in 2020.

Our Jadar lithium project in Serbia is progressing well through its pre-feasibility study and gives us an option to supply the world’s electrification needs. In exploration, which is the upstream part of our pipeline, we have over 50 projects underway with activity in over eight commodities in 16 different countries.

So, our value over volume strategy is working even in uncertain times - with trade wars, political tensions, and market volatility an ongoing feature.

Despite this turmoil, in 2018 once again we delivered on our promises, with US$13.5 billion of cash returns to our shareholders. This great outcome reflects the efforts of our entire global team.

We also progressed on other fronts in 2018, including sustainability.

Simon mentioned that over the last five years Rio Tinto delivered US$200 billion globally in total economic contribution. This includes the taxes and royalties, and wages and salaries we pay, plus our investment in building local supply chains, and communities, amongst other things.

Let me give you an example. Here in Western Australia we are pleased to announce that Pilbara Aboriginal business, Yurra, has been awarded a significant contract to provide civil maintenance services on the Pilbara rail network.

I fundamentally believe that the mining industry has a wider role to play in society.

A safe and profitable mining industry benefits the world, far beyond just being significant tax payers and providing employment.

It is clear that the materials we produce will play an absolutely vital role in the transition to a low-carbon economy. Let me give you an example. Wind, solar and batteries all require the materials we produce.
An average onshore wind turbine contains nearly five tonnes of copper, and 160 tonnes of steel, and a typical electric vehicle has 80 kilograms of copper and 36 kilograms of nickel.

So, we are well placed to supply the green materials of the future. And as mentioned in our climate change report, we are also working on reducing our footprint.

Today, 71 per cent of the electricity used across our business comes from clean, renewable energy sources. Last week we announced that we will permanently shut the coal-fired power station that has been in operation for 75 years at our Kennecott copper mine in the United States, and move to a renewable energy solution.

This is clearly a good step but we know there is much more we have to do across our entire portfolio to reduce our emissions footprint. We have been open about this challenge, the pace of the change is different country-by-country, commodity-by-commodity, operation-by-operation.

It will take time to transition to a low carbon economy. But our view is leadership is about making a stand, making a start and being upfront about the potential roadblocks. It would be easy to throw up our hands and say we are polluters and we can’t contribute. For us, that’s not what leadership is about.

We know that the best solutions will come when governments, industry, institutions and society come together.

Let me give you two examples. Our partnership with Alcoa and Apple and the governments of Canada and Quebec to further develop greenhouse-gas-emissions-free aluminium smelting technology, is an industry-first.

In Australia, our aluminium smelter in Queensland is also Australia’s largest aluminium can recycling facility processing nearly 1,500 tonnes a year – that’s 96 million cans.

We also continued to invest in our communities – US$192 million in health, education, heritage and environment programs in 2018 alone.

One of the programs I often talk about - an example of a Rio Tinto “first” – is here in Western Australia.
There is no question that automation makes our business stronger and keeps our people safer.

We also know that it could have an impact on the communities near our operations. Last year we announced a partnership between Western Australia’s resources sector, South Metropolitan TAFE and the Western Australia Government to develop the first nationally recognised qualifications in automation. The new courses, will provide education pathways to jobs in autonomous operations.

These courses will also train and certify people in new skills, allowing them to transfer more easily –
so that people can follow opportunity wherever they find it, whether or not it’s at Rio Tinto.

I like this example because it shows that our company can be part of the solution to the issues our communities face.

So we can say, with some sense of accomplishment, that 2018 was a successful year for Rio Tinto - one in which we realised our ambition on one hand – to deliver superior returns to our shareholders, to innovate, to grow – and laid the foundation for future growth, and future innovation, on the other.

Before we look forward, perhaps it is worth taking a look back, not just at 2018, but the past three years.

We can say we have:

•	Generated over US$46 billion in cash, two-thirds of which (US$34 billion) was cash from operations

•	Delivered US$20 billion in shareholder returns – and declared a further US$9 billion. This is equivalent to over 50 per cent of our market capitalisation at the beginning of 2016

•	Reduced our debt by US$14 billion

•	Grown by 1.4 per cent every year

•
Reduced our sustainability vulnerabilities through the sale of our coal assets and Grasberg. While the decision to divest was made for commercial reasons, our exit also differentiates us – and benefits our shareholders.

•	Led the industry, and in some cases the world, on innovation – from AutoHaul and Koodaideri to Elysis

•	Strengthened our focus not just on cost, but productivity.

Our story is not just one of strong financial and portfolio performance. It is also a story of disciplined capital allocation, growth, innovation, and smart investment.

So then, as we look ahead, our company will continue to focus on our 4Ps strategy: portfolio, performance, partnership and people.

We will focus on what we can control in a volatile environment:

•	Safety, our number one priority

•	The quality of our products

•	Our relationship with our customers and suppliers

•	The productivity of our operations

•	Disciplined allocation of capital

•	And maintaining a strong balance sheet.

We will continue our strong focus on value over volume, high value growth and mine-to-market productivity. Partnership and sustainability will be important priorities.

And we will continue to make every effort to keep our people safe, healthy, and fully ready to meet the challenges of the coming years.

Our 48,000 employees, around 37,000 suppliers, and customers, communities and partners, help make Rio Tinto a success. We will continue to stick to our values and commitment to operating in a responsible way.

With a world-class portfolio, a strong balance sheet and some of the best people in the business, your company is well-positioned for the future.

And whatever that future may bring, we will always aim to deliver superior value as we produce the materials essential to human progress.

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